11015669

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 1 7 2011 SEC MAIL PROCESSING SECTION WASH, D.C. 200

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RD CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MCS PLAZA, SUITE 305; 255 PONCE DE LEON AVENUE
(No. and Street)

SAN JUAN (City) PUERTO RICO (State) 00917-1903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEVANE GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

33 BOLIVIA STREET, 4TH FLOOR, SAN JUAN PR 00917
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ramon Dominguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RD Capital Group, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

JUAN CARLOS POU-MARTINEZ SOBADO NOTARIO

Affidavit - 5272 - Sworn and subscribed to before me by affiant, to me personally known, in San Juan, Puerto Rico, this 11th day of February 2011.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kevane
Grant Thornton

Financial Statements and Report of Independent Certified Public Accountants

RD Capital Group, Inc.

December 31, 2010 and 2009

RD Capital Group, Inc.

Table of Contents

Kevane
Grant Thornton

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Stockholders and Board of Directors of
RD Capital Group, Inc.:

We have audited the accompanying balance sheets of **RD Capital Group, Inc.** (a Puerto Rico corporation) as of December 31, 2010 and 2009, and the related statements of operations and accumulated deficit, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **RD Capital Group, Inc.** as of December 31, 2010 and 2009, and the results of its operations, changes in its stockholders' equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
February 11, 2011.


E338
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
CPA
$5.00

RD Capital Group, Inc.

Balance Sheets
December 31, 2010 and 2009

Assets

	2010	2009
Current assets:		
Cash and cash equivalents	$ 298,094	$ 324,414
Due from stockholder	6,981	934
Other accounts receivable	4,150	2,568
Prepaid expenses	7,528	17,079
Total current assets	316,753	344,995
Property and equipment:		
Furniture and fixtures	74,012	74,012
Computers and other office equipment	5,376	5,376
Leasehold improvements	12,998	12,998
	92,386	92,386
Less- Accumulated depreciation and amortization	(92,386)	(92,386)
Net property and equipment	-	-
Other assets:		
Deferred tax asset	5,000	-
Deposit with Clearing House	100,000	100,000
Investments in marketable securities	-	24,531
Total other assets	105,000	124,531
Total assets	$ 421,753	$ 469,526

The accompanying notes are an integral part of these balance sheets.

RD Capital Group, Inc.

Balance Sheets
December 31, 2010 and 2009

Liabilities and Stockholders' Equity

	2010	2009
Current liabilities:		
Accounts payable	$ 16,680	$ 9,548
Commissions payable-		
Stockholder	25,500	45,237
Others	438	453
Accrued payroll taxes and withholdings	6,561	7,552
Accrued corporate income taxes	-	1,200
Other accrued expenses	53,709	25,542
Total current liabilities	102,888	89,532
Stockholders' equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 35,000 shares issued and outstanding	35,000	35,000
Additional paid-in capital	543,421	543,421
Accumulated deficit	(259,556)	(198,427)
Total stockholders' equity	318,865	379,994
Total liabilities and stockholders' equity	$ 421,753	$ 469,526

The accompanying notes are an integral part of these balance sheets.

RD Capital Group, Inc.

Statements of Operations and Accumulated Deficit
Years Ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Commissions and fees	$ 1,383,424	$ 1,996,847
Interest and other income	14,577	19,258
Total revenues	1,398,001	2,016,105
Operating expenses:		
Employee compensation, commissions, payroll taxes and benefits	709,585	751,988
Travel and entertainment	115,033	126,722
Occupancy costs and office expenses	111,753	132,852
Professional and temporary services	99,489	133,134
Communications and postage	82,136	85,357
Dues, subscriptions and other registration fees	50,448	31,838
Property, municipal and other taxes	30,212	20,716
Auto	14,101	18,289
Trainings	4,660	12,078
Insurance	3,319	3,992
Other	19,416	61,334
Total operating expenses	1,240,152	1,378,300
Operating income before regulatory payments and fees	157,849	637,805
Regulatory payments and fees	(223,160)	(409,417)
(Loss) income before income tax benefit (provision)	(65,311)	228,388
Income tax benefit (provision):		
Current	(818)	(1,200)
Deferred	5,000	(63,000)
Total income tax benefit (provision)	4,182	(64,200)
Net (loss) income	(61,129)	164,188
Accumulated deficit, beginning of year	(198,427)	(362,615)
Accumulated deficit, end of year	$ (259,556)	$ (198,427)

The accompanying notes are an integral part of these statements.

RD Capital Group, Inc.

Statements of Changes in Stockholders' Equity
December 31, 2010 and 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2008	$ 35,000	$ 543,421	$ (362,615)	$ 215,806
Net income	-	-	164,188	164,188
Balances at December 31, 2009	35,000	543,421	(198,427)	379,994
Net loss	-	-	(61,129)	(61,129)
Balances at December 31, 2010	$ 35,000	$ 543,421	$ (259,556)	$ 318,865

The accompanying notes are an integral part of these statements.

RD Capital Group, Inc.

Statements of Cash Flows
Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Commissions and fees received	$ 1,398,001	$ 2,016,546
Operating expenses paid	(1,446,834)	(1,870,754)
Income taxes paid	(2,018)	-
Net cash (used in) provided by operating activities	(50,851)	145,792
Cash flows from investing activities-		
Redemption (purchase) of investments in marketable securities	24,531	(24,531)
(Decrease) increase in cash during the year	(26,320)	121,261
Cash and cash equivalents, beginning of year	324,414	203,153
Cash and cash equivalents, end of year	$ 298,094	$ 324,414
Reconciliation of net (loss) income to net cash (used in) provided by operating activities:		
Net (loss) income	$ (61,129)	$ 164,188
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities-		
(Increase) decrease in assets-		
Other accounts receivable	(1,582)	2,255
Prepaid expenses	9,551	(1,814)
Deferred tax asset	(5,000)	63,000
Due from stockholder	(6,047)	-
Increase (decrease) in liabilities-		
Accounts and commissions payable	7,117	(15,935)
Accrued payroll taxes and withholdings	(991)	207
Commissions payable to stockholder	(19,737)	(28,285)
Accrued corporate income taxes	(1,200)	1,200
Other accrued expenses	28,167	(39,024)
Total adjustments	10,278	(18,396)
Net cash (used in) provided by operating activities	$ (50,851)	$ 145,792

The accompanying notes are an integral part of these statements.

(1) Organization and summary of significant accounting policies:

Organization-

RD Capital Group, Inc. (the Company) is a closely held corporation organized under the laws of the Commonwealth of Puerto Rico on July 26, 1994, and is primarily engaged in rendering brokerage and investment advisory services. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via Pershing LLC (a subsidiary of The Bank of New York Mellon Corporation), a correspondent U.S. based firm who maintains all accounts for the customers. The most significant accounting policies followed by the Company are the following:

Summary of significant accounting policies-

(a) **Basis of presentation -**

The Company's fiscal year ends on December 31st of each year. All references to years in these notes to financial statements represent fiscal years then ended, unless otherwise noted. The Company has evaluated subsequent events through February 11, 2011, the date the financial statements were available to be issued.

(b) **Revenue recognition -**

Commission revenues are recorded on a settlement date basis. Other revenues are recorded following the accrual basis of accounting.

(c) **Cash and cash equivalents -**

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments, purchased with maturity of three months or less, to be cash and cash equivalents.

(d) **Property and equipment -**

Property and equipment is recorded at cost. Depreciation and amortization are provided under the straight-line method over the following estimated useful lives. Maintenance and repairs are charged to operations when incurred. Betterments and renewals which substantially increase the life of individual assets are capitalized.

Property category	Estimated useful lives
Furniture and fixtures	10 years
Computers and other office equipment	3 - 5 years
Leasehold improvements	5 years

(e) **Long-lived assets -**

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of assets to be held and used (the fair value) is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair market value less costs to sell.

(f) Income taxes -

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss carry forwards. The effect of deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Management provides a valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

On January 1, 2009, the Company adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

(g) Investments in marketable securities-

The Company classifies its marketable securities as available-for-sale. Investments in equity securities are stated at fair value, with net unrealized holding gains or losses on such securities recorded as accumulated other comprehensive income (loss), a separate component of stockholders' equity. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities.

(h) Fair value measurement -

FASB's accounting guidance defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

There is an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs by requiring their use when available and minimizing the use of unobservable inputs. Observable inputs are used by market participants to price assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions based on the best information available in the circumstances.

The hierarchy is broken down into three levels as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 – Valuations based on one or more quoted prices in active markets for similar assets or quoted prices for identical or similar assets in markets that are not active and in which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

During the year ended December 31, 2010, the Company redeemed all its investments in marketable securities. As of December 31, 2009, all investments held by the Company were measured using Level 1.

(i) Use of estimates -

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Investment in marketable securities:

During the year ended December 31, 2010, the Company redeemed all its investments in marketable securities were called.

As of December 31, 2009, the investment in marketable securities consisted of U.S. Government Bonds, bearing interest at 4.5% maturing on February 2019. As of December 31, 2009, the fair market value of the investment approximated cost. See Note (3).

(3) Deposit with Clearing House:

This constant deposit is a requirement of Pershing LLC, the U.S. based firm providing clearing and custodial services for the Company and which maintains all customer accounts. During the year 2009 part of the funds were invested in U.S. Government Bonds bearing interest at 4.5% which matured on February 2019. As of December 31, 2009, the fair market value of the investment approximated cost. During the year ended December 31, 2010 all its investments in marketable securities were called and the total deposited amount of $100,000 is held by Pershing LLC in a money market account.

(4) Retirement plan:

The Company has a defined employer contribution plan, which covers all of its employees with a minimum of 21 years of age and 12 months of service, with full vesting of benefits after five years of service. Future benefits and contributions to the plan cannot be anticipated since they depend upon investment performance and therefore, cannot be guaranteed. No employer contribution was made for the years ended December 31, 2010 and 2009.

(5) Income taxes:

The Company calculates its income tax provision on its pre-tax accounting income at statutory rates (which range from 20% to 30% in 2010), after taking into consideration any permanent (non deductible) or temporary differences.

As of December 31, 2010, the Company has available net operating losses (NOL) amounting to $26,114 to offset any future taxable income through the year 2020.

The Company's deferred tax asset resulting from the future income tax benefits of the operating loss, at December 31, 2010 is approximately $5,000.

During the ended December 31, 2009, the Company used approximately $304,000 of its available net operating losses to offset the taxable income for the year. There was no deferred tax asset as of December 31, 2009.

As of December 31, 2010 the Company believes that there are no uncertain tax positions.

On January 1, 2009, the Company adopted the accounting standard on accounting for uncertainty in income taxes. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this standard. The Company files income tax returns in the Commonwealth of Puerto Rico. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2006.

(6) Lease commitments:

The Company operates in premises, comprising 1,892 square feet, occupied under the terms of an operating lease agreement. Effective January 1, 2010, the Company renewed the lease agreement for an additional five years. Total rent expense amounted to $52,213 and $58,150 during the year ended December 31, 2010 and 2009, respectively.

Future rental commitments under this operating lease are as follows:

Year	Amount
2011	$ 52,030
2012	52,030
2013	52,030
2014	52,030
	$ 208,120

(7) Related party transactions:

During 2010 and 2009, the Company engaged in transactions (mostly arising from cash advances and commissions paid) with its principal stockholder and related companies in which such stockholder has a substantial investment. The following summarizes pertinent transactions and year-end balances with related parties:

	2010	2009
Commissions expense-stockholder	$ 394,500	$ 305,500
Commissions due to stockholder	$ 25,500	$ 45,237
Professional services expense from related Company-- RD Asset Management, LLC	$ (283)	$ (870)
Due from stockholder	$ 6,981	$ 934

(8) Concentration of credit risk:

Financial instruments that potentially expose the Company to concentration of credit risk include bank accounts and money market accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

(9) Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

As December 31, 2010 and 2009 the Company had the following net capital figures (see related Schedule I):

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Amount
2010	.27 to 1	$ 50,000	$ 291,118	$ 241,118
2009	.13 to 1	$ 50,000	$ 348,953	$ 298,953

(10) Supplementary information:

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to Possession or Control Requirements, and Schedule of Segregation Requirements, which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the years ended December 31, 2010 and 2009, the Company has had no activities that would need to be disclosed on such schedules.

(11) Regulatory payments, fees and contingencies:

The Company is involved in various legal actions resulting in claims on matters arising from its business activities.

(a) During 2005, a claim was filed by the Dallas District Office of the Financial Industry Regulatory Authority (FINRA), involving various transactions in US Government Securities ("strips"), with three (3) customers in 2005. The examination concluded that the Company did not comply with the Section 17(a) (2) and 17(a) (3) of the Securities Act of 1933, and NASD Conduct Rule 2110. During 2009, this matter was settled, without admitting or denying any of the alleged wrongdoing, prior to a hearing on the merits, on terms deemed favorable to the Company and its principal stockholder. As part of this settlement, the Company was imposed a penalty of $50,000 and the Company's President and principal stockholder personally assumed the legal and contractual obligation to pay $950,000, plus interest, to the three customers, as restitution for fees and commissions charged over what were deemed to be reasonable amounts by the regulator. Restitution payments totaling $223,160 and $409,417, including interest, were made by the Company during 2010 and 2009, as approved by its Board of Directors, on behalf of its principal stockholder with no repayment terms.

(b) During 2009, a claim was filed by the Fort Lauderdale, Florida Office of the Financial Industry Regulatory Authority (FINRA), involving a compliant of a former customer of the Company, against current and former registered representatives of the Company. Some of the allegations are related to customer-securities broker disputes going back to the year the2004. Discovery has not fully started and the possible outcome or costs associated with this claim cannot be currently predicted.

The accompanying financial statements do not include provisions for the final economic outcome, if any, of the above described matters.

RD Capital Group, Inc.

SCHEDULE I

Computation of Net Capital Under Rule 15c 3-1
of the Securities and Exchange Commission
December 31, 2010 and 2009

	2010	2009
Net Capital:		
Total stockholders' equity	$ 318,865	$ 379,994
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
Total capital and allowable subordinated liabilities	318,865	379,994
Less- Non-allowable assets-		
Petty cash	1	497
Account receivable from stockholder	6,981	934
Other receivables	4,150	2,568
Prepaid expenses	7,528	17,079
Deferred tax asset	5,000	-
Total non-allowable assets	23,660	21,078
Less- Haircuts on securities-		
Money market account	4,087	4,982
Marketable securities	-	4,981
Total haircuts on securities	4,087	9,963
Net capital	$ 291,118	$ 348,953
Aggregate indebtedness:		
Items included in the accompanying balance sheets-		
Accounts payable to suppliers	$ 16,680	$ 9,548
Commissions payable	438	453
Accrued payroll taxes and withholdings	6,561	7,552
Accrued corporate income taxes	-	1,200
Other accrued expenses	53,709	25,542
Total aggregate indebtedness	$ 77,388	$ 44,295
Computation of basic net capital requirement:		
Minimum net capital required (aggregate indebtedness ÷ by 15)	$ 5,159	2,953
Minimum dollar net capital requirement	$ 50,000	$ 50,000
Net capital requirement (highest of above amounts)	$ 50,000	$ 50,000
Excess net capital (net capital -- $50,000)	$ 241,118	$ 298,953
Net capital - greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 231,118	$ 288,953
Ratio: Aggregate indebtedness to net capital	.27 to 1	.13 to 1
Reconciliation with company's computation (included in Part IIA Form X-17A-5 as of December 31, 2010 and 2009):		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 301,308	$ 239,106
Correction of previously reported non-allowable assets	-	-
Net audit adjustments	(10,190)	109,847
Net capital per above	$ 291,118	$ 348,953

SCHEDULE II

RD Capital Group, Inc.

Reconciliation of Aggregate Indebtedness Pursuant to Rule 17A-5 (D)(4) of the Securities and Exchange Commission
December 31, 2010 and 2009

	2010	2009
Reconciliation with company's computation (included in Part IIA Form X-17A-5 as of December 31, 2010 and 2009):		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 67,198	$ 154,142
Audit adjustments	10,190	(109,847)
Schedule I	$ 77,388	$ 44,295

Kevane

Grant Thornton

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013
T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Stockholders and Board of Directors of
RD Capital Group, Inc.:

In planning and performing our audits of the financial statements and supplemental schedules of **RD Capital Group, Inc.** as of and for the years ended December 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal controls) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the related practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Kevane
Grant Thornton

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
February 11, 2011.


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Kevane

Grant Thornton

www.kevane.com
www.gti.org